FORMULA SYSTEMS (1985) LTD.

5 HaPlada Street, Or Yehuda 60218, Israel

October 30, 2013

________________________________

NOTICE OF EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON NOVEMBER 27, 2013

________________________

Formula Systems (1985) Ltd. Shareholders:

We cordially invite you to attend an Extraordinary General Meeting of Shareholders of Formula Systems (1985) Ltd., or the Company, to be held at 10:00 a.m. (Israel time) on Wednesday, November 27, 2013, at our offices at 5 HaPlada Street, Or Yehuda 60218, Israel, for the purpose of approving a compensation policy for the directors and other office holders of our Company, in accordance with the requirements of the Israeli Companies Law, 5759-1999, or the Companies Law.

Our Board of Directors recommends that you vote in favor of the above proposal, which is described in the attached Proxy Statement.

Shareholders of record at the close of business on Monday, October 28, 2013 are entitled to notice of and to vote at the meeting.

You can vote either by mailing in your proxy or in person by attending the meeting. If voting by mail, the proxy must be received by our transfer agent or at our registered office at least 48 hours prior to the appointed time of the meeting to be validly included in the tally of ordinary shares voted at the meeting. Your proxy, if properly executed, will be voted in the manner directed by you. If no direction is made, your proxy will be voted “FOR” the proposal described above. If you attend the meeting, you may vote in person and your proxy will not be used. Detailed proxy voting instructions are provided both in the Proxy Statement and on the enclosed proxy card.

If your shares are represented by American Depositary Shares, or ADSs, you should complete the enclosed proxy or voting instruction card to direct the depositary for the ADSs to vote the number of shares represented by your ADSs in accordance with the instructions that you provide. If your ADSs are held in “street name”, through a bank, broker or other nominee, you should follow the enclosed instructions as to how direct such bank, broker or other nominee to arrange for the depositary to vote the ordinary shares represented by your ADSs in accordance with your voting instructions.

Beneficial owners who hold ordinary shares through members of the Tel Aviv Stock Exchange, or the TASE, may either vote their shares in person at the Meeting by presenting a certificate signed by the TASE Clearing House member through which the shares are held, which complies with the Israel Companies Regulations (Proof of Ownership for Voting in General Meetings)-2000 as proof of ownership of the shares, or send such certificate along with a duly executed proxy (in the form filed by us on MAGNA, the distribution site of the Israeli Securities Authority, at www.magna.isa.gov.il), to the Company at 5 HaPlada Street, Or Yehuda, 60218, Israel, Attention: Chief Financial Officer.

Sincerely,

Guy Bernstein

Chief Executive Officer

FORMULA SYSTEMS (1985) LTD.

5 HaPlada Street, Or Yehuda 60218, Israel

+972-3-538-9487

__________________________

PROXY STATEMENT

______________________

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors of Formula Systems (1985) Ltd., to which we refer as Formula or the Company, to be voted at an Extraordinary General Meeting of Shareholders, or the Meeting, and at any adjournment thereof, pursuant to the accompanying Notice of Extraordinary General Meeting of Shareholders. The Meeting will be held at 10:00 a.m. (Israel time) on Wednesday, November 27, 2013, at our offices at 5 HaPlada Street, Or Yehuda 60218, Israel.

This Proxy Statement, the attached Notice of Extraordinary General Meeting of Shareholders and the enclosed proxy card or voting instruction card are being made available to holders of Formula ordinary shares, par value NIS 1 per share, or ordinary shares, including ordinary shares that are represented by American Depositary Shares, or ADSs, on a one-for-one basis, on or about October 30, 2013.

You are entitled to notice of, and to vote at, the Meeting, if you hold ordinary shares as of the close of business on Monday, October 28, 2013, the record date for the Meeting. You can vote your shares by attending the Meeting or by following the instructions under “How You Can Vote” below. Our Board of Directors urges you to vote your shares so that they will be counted at the Meeting or at any postponements or adjournments of the Meeting.

Agenda Item

The only proposal on the agenda for the Meeting is the approval of a compensation policy for the directors and other office holders of our Company, in accordance with the requirements of the Israeli Companies Law, 5759-1999, or the Companies Law.

We will also transact such other business as may properly come before the Meeting or any postponement or adjournment thereof.

Board Recommendation

Our Board of Directors unanimously recommends that you vote “FOR” the above proposal.

Quorum

On October 22, 2013, we had 14,718,782 ordinary shares issued and outstanding, of which 444,651 were represented by ADSs. The foregoing number of issued and outstanding ordinary shares excludes 568,620 ordinary shares that we repurchased (24,780 in 2002 and 543,840 in 2011), as under applicable Israeli law, shares that are held by the Company have no voting rights. Each ordinary share (including an ordinary share represented by an ADS) outstanding as of the close of business on the record date, Monday, October 28, 2013, is entitled to one vote upon the proposal to be presented at the Meeting. Under our Articles of Association, the Meeting will be properly convened if at least two shareholders attend the Meeting in person or sign and return proxies, provided that they hold shares representing at least twenty-five percent (25%) of our voting power. If such quorum is not present within one hour from the time scheduled for the Meeting, the Meeting will be adjourned for one week (to the same day, time and place), or to a day, time and place proposed by the Chairman with the consent of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting on the adjournment. If 25% of our voting power is not present within one-half hour of the time designated for the adjourned meeting, any two shareholders attending in person or by proxy will constitute a quorum, regardless of the number of shares they hold or represent.

Vote Required for Approval of the Proposal

Minimally, the affirmative vote of the holders of a majority of the voting power represented at the Meeting in person or by proxy and voting thereon (which excludes abstentions) is necessary for the approval of the proposal.

In addition, the approval of the proposal requires that either of the following two voting requirements be met as part of the approval by an ordinary majority of shares present and voting thereon:

•	the majority voted in favor of the proposal includes a majority of the shares held by non-controlling shareholders who do not have a personal interest in the approval of the proposal that are voted at the Meeting, excluding abstentions; or

•	the total number of shares held by non-controlling, disinterested shareholders (as described in the previous bullet-point) voted against the proposal does not exceed two percent (2%) of the aggregate voting rights in our Company.

For these purposes, a “controlling shareholder” is any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or other office holder of the Company). A person is presumed to be a controlling shareholder if it holds or controls, by itself or together with others, one-half or more of any one of the “means of control” of the Company. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of the Company, or (ii) the right to appoint directors of the Company or its chief executive officer. A “personal interest” of a shareholder (x) includes an interest of any members of the shareholder’s immediate family (or spouses thereof) or an interest of a company with respect to which the shareholder (or such a family member thereof) serves as a director or the chief executive officer, owns at least 5% of the shares or has the right to appoint a director or the chief executive officer; and (y) excludes an interest arising solely from the ownership of ordinary shares of the Company. In determining whether a vote cast by proxy is disinterested, the “personal interest” of the proxy holder is also considered and will cause that vote to be excluded from the disinterested vote, even if the shareholder granting the proxy does not have a personal interest in the matter being voted upon.

If you provide specific instructions (by marking a box) with regard to the proposal, your shares will be voted as you instruct. If you sign and return your proxy card or voting instruction card without giving specific instructions, your shares will be voted in accordance with the recommendation of the Board. In either case, you must remember to indicate in writing (by responding to Item 1.A on the proxy card or voting instruction card) whether you have a personal interest in the approval of the proposal. If you do not indicate in writing whether you have a personal interest in the approval of the proposal, your shares will not be voted with respect to the proposal. The persons named as proxies in the enclosed proxy card will vote in their discretion on any other matters that properly come before the Meeting.

Where a beneficial owner has executed and returned a proxy card or voting instruction card, but has not provided voting instructions with respect to the proposal, and a broker may not, therefore, instruct the depositary to cast a vote with respect to the proposal (commonly referred to as a “broker non-vote”), the shares held by the beneficial owner will be included in determining the presence of a quorum at the Meeting, but are not considered “present” for the purpose of voting on the proposal. Such shares have no impact on the outcome of the voting on the proposal.

How You Can Vote

You can vote your ordinary shares by attending the Meeting. If you do not plan to attend the Meeting, the method of voting will differ for shares held as a record holder, shares held in “street name” (through a Tel Aviv Stock Exchange, or TASE, member) and shares underlying ADSs that you hold. Record holders of shares will receive proxy cards. Holders of shares in “street name” through a TASE member will also vote via a proxy card, but through a different procedure (as described below). Holders of ADSs (whether registered in their name or in “street name” will receive either proxy cards or voting instruction cards in order to instruct their banks, brokers or other nominees on how to vote.

Shareholders of Record

If you are a shareholder of record, you can submit your vote by completing, signing and submitting (in the enclosed envelope) a proxy card, which has or will be sent to you and which will be accessible at the “Investor Relations” portion of the Company’s website, as described below under “Availability of Proxy Materials”.

Please follow the instructions on the proxy card. You may change your mind and cancel your proxy card by sending us written notice, by signing and returning a proxy card with a later date, or by voting in person or by proxy at the Meeting. Except if the Chairman of the Meeting determines otherwise, we will not be able to count a proxy card unless we receive it at our principal executive offices at the above address, or our registrar and transfer agent receives it in the enclosed envelope, not less than forty-eight (48) hours prior to the time fixed for the Meeting (which is scheduled to begin at 10:00 a.m. (Israel time) on November 27, 2013).

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Shareholders Holding in “Street Name,” Through the TASE

If you hold ordinary shares in “street name,” that is, through a bank, broker or other nominee that is admitted as a member of the TASE, your shares will only be voted if you provide instructions to the bank, broker or other nominee as to how to vote, or if you attend the Meeting in person.

If voting by mail, you must sign and date a proxy card in the form filed by us on MAGNA on October 24, 2013 and attach to it a proof of ownership certificate (“ishur baalut”) from the TASE Clearing House member through which the shares are held indicating that you were the beneficial owner of the shares on the record date (October 28, 2013), and return the proxy card, along with the proof of ownership certificate, to us, as described in the instructions available on MAGNA.

If you choose to attend the Meeting (where ballots will be provided), you must bring the proof of ownership certificate from the TASE’s Clearing House member through which the shares are held, indicating that you were the beneficial owner of the shares on the record date.

If you hold your shares in “street name” through a TASE member, you must contact the broker to change or revoke your voting instructions.

Holders of ADSs

Under the terms of the Deposit Agreement by and among our Company, The Bank of New York Mellon, as depositary, or the Depositary, and the holders of our ADSs, the Depositary shall endeavor (insofar as is practicable and in accordance with applicable law and the Articles of Association of our Company) to vote or cause to be voted the number of shares represented by ADSs in accordance with the instructions provided by the holders of ADSs to the Depositary. For ADSs that are held in “street name”, through a bank, broker or other nominee, the voting process will be based on the underlying beneficial holder of the ADSs directing the bank, broker or other nominee to arrange for the Depositary to vote the ordinary shares represented by the ADSs in accordance with the beneficial holder’s voting instructions. If no instructions are received by the Depositary from a holder of ADSs (whether held directly by a beneficial holder or in “street name”) with respect to any of the shares represented by the ADSs on or before the date established by the Depositary for such purpose—November 22, 2013— the Depositary shall vote the shares represented by such ADSs in accordance with the recommendation of the Board of Directors of our Company as advised by our Company in writing, except that the Depositary shall not vote the shares represented by ADSs with respect to any matter as to which we inform the Depositary (we have agreed to provide that information as promptly as practicable in writing, if applicable) that (x) we do not wish the Depositary to vote, or (y) the matter materially and adversely affects the rights of holders of our ordinary shares.

Multiple Record Shareholders or Accounts

You may receive more than one set of voting materials, including multiple copies of this document and multiple proxy cards or voting instruction cards. For example, shareholders who hold ADSs in more than one brokerage account will receive a separate voting instruction card or proxy card for each brokerage account in which ADSs are held. Shareholders of record whose shares are registered in more than one name will receive more than one proxy card. You should complete, sign, date and return each proxy card and voting instruction card you receive.

Who Can Vote

You are entitled to notice of the Meeting and to vote at the Meeting if you are a shareholder of record at the close of business on Monday, October 28, 2013. You are also entitled to notice of the Meeting and to vote at the Meeting if you held ordinary shares through a bank, broker or other nominee that is one of our shareholders of record at the close of business on October 28, 2013, or which appear in the participant listing of a securities depository on that date. If you hold ADSs (whether the ADS are registered directly in your name or are held in “street name”) as of that date, you are entitled to receive notice of the Meeting and to direct the Depositary as to how to vote the ordinary shares represented by your ADSs at the Meeting.

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Solicitation of Proxies

A form of proxy for use at the Meeting or a voting instruction card for directing the Depositary, in each case as accompanied by a return envelope, are enclosed. If your shares are held via our Israeli registrar for trading on the Tel-Aviv Stock Exchange, or the TASE, you should deliver or mail (via registered mail) your completed proxy to our offices at 5 Haplada Street, Or Yehuda, Israel, Attention: Chief Financial Officer, together with a proof of ownership (“ishur baalut”), as of the Record Date, as defined below, issued by your broker. Shareholders may revoke the authority granted by their execution of proxies at any time before the effective exercise thereof by filing with us a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. Unless otherwise indicated on the form of proxy, shares represented by any proxy in the enclosed form, if the proxy is properly executed and received by the Company at least 48 hours prior to the Meeting, will be voted in favor of the proposal and any other matters that may be presented to the Meeting, as described above. The Chairman of the Meeting may waive the requirement of deposit of the proxy 48 hours before the Meeting. If you hold ADSs, your proxy card or voting instruction card must be received by the Depositary by November 22, 2013 in order to be counted towards the vote at the Meeting.

Proxies are being distributed to shareholders on or about October 30, 2013. Certain officers, directors, employees, and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, emails, or other personal contact. We will bear the cost for the solicitation of the proxies, including postage, printing, and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares and ADSs.

Availability of Proxy Materials

Copies of the proxy card, the notice of the Meeting and this Proxy Statement are available at the “Investor Relations” portion of our Company’s website, www.formulasystems.com. The contents of that website are not a part of this Proxy Statement.

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SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the number of ordinary shares beneficially owned, directly or indirectly, by (i) each person known by us to be the owner of more than 5% of our outstanding ordinary shares, and (ii) all of our directors and executive officers as a group, as of October 22, 2013.

Name	Number of Ordinary Shares Beneficially Owned (1)		Percentage of Ownership (2)
Asseco Poland S.A. (3)	6,823,602		46.4%
Menora Mivtachim Holdings Ltd.(4)	746,470	(4)	5.1%
Clal Insurance Enterprises Holdings Ltd.(5)	1,089,817	(5)	7.4%
Harel Insurance Investments & Financial Services Ltd. (6)	759,824	(6)	5.2%
All directors and executive officers as a group (6 persons)	505,649	(7)	3.4%

(1)	Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, or the SEC, and generally includes voting or investment power with respect to securities. Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	The percentages shown are based on 14,718,782 ordinary shares issued and outstanding as of October 22, 2013.

(3)	Based on the Schedule 13D filed by Asseco Poland S.A., or Asseco, with the SEC on December 6, 2010. Due to the public ownership of its shares, Asseco is not controlled by any other corporation or any one individual or group of shareholders. The percentage ownership shown for Asseco assumes no acquisition or disposition of ordinary shares by it since its filing of the aforesaid Schedule 13D.

(4)	Menora Mivtachim Holdings Ltd., or Menora Holdings, is a holding company publicly-traded on the TASE. 61.986% of Menora Holdings’ outstanding shares are held directly and indirectly by Menachem Gurevitch, 2.76% are held by other affiliates of Menora Holdings and 38.135.38% are publicly held. Of the 746,470 ordinary shares reported as beneficially owned by Menora Holdings (i) 720,352 ordinary shares are held for members of the public through, among others, provident funds and/or mutual funds and/or pension funds and/or index-linked securities and/or insurance policies, which are managed by subsidiaries of Menora Holdings, each of which subsidiaries operates under independent management and makes independent voting and investment decisions, and (ii) 26,118 ordinary shares are beneficially held for its own account.

(5)	Clal Insurance Enterprises Holdings Ltd., referred to as Clal Insurance, is publicly traded on the TASE. Based on publicly available information, the controlling shareholder of Clal Insurance is IDB Development Corporation Ltd. (which owns 55% of Clal Insurance), while Bank Hapoalim Ltd. holds a 10% interest in Clal Insurance. As described in Amendment No. 7 to its Schedule 13G filed on February 14, 2013, all of the 1,089,817 ordinary shares reported as beneficially owned by Clal Insurance are held for members of the public through, among others, provident funds, mutual funds, pension funds, index-linked securities and insurance policies, which are managed by subsidiaries of Clal Insurance, each of which subsidiaries operates under independent management and makes independent voting and investment decisions. The percentage ownership shown for Clal Insurance assumes no acquisition or disposition of ordinary shares by it since its filing of the aforesaid Amendment No. 7 to its Schedule 13G.

(6)	Harel Insurance Investments & Financial Services Ltd., or Harel, is an Israeli public company whose shares are traded on the TASE. Based on publicly available information, its principal shareholders are members of the Hamburger family (who own, collectively, approximately 50.03% of its outstanding shares). As described in Amendment No. 3 to the Schedule 13G that Harel filed with the SEC on February 13, 2013, of the 759,824 ordinary shares reported as beneficially owned by Harel (i) 710,639 ordinary shares are held for members of the public through, among others, provident funds and/or mutual funds and/or pension funds and/or index-linked securities and/or insurance policies, which are managed by subsidiaries of Harel, each of which subsidiaries operates under independent management and makes independent voting and investment decisions, and (ii) 49,185 ordinary shares are beneficially held for its own account. The percentage ownership shown for Harel assumes no acquisition or disposition of ordinary shares by it since its filing of the aforesaid Amendment No. 3 to its Schedule 13G.

(7)	Consists of 505,649 ordinary shares beneficially owned by Guy Bernstein, our Chief Executive Officer. Of such ordinary shares: (i) 260,040 shares were issued to him in April 2010 upon his exercise of options previously granted to him in connection with his service agreement with our company (all of such ordinary shares are currently deposited with a trustee and Mr. Bernstein has full rights of a shareholder in respect of such shares, including the right to direct the voting of such shares); and (ii) 245,609 shares constitute the vested portion of a grant, in March 2012, of 1,122,782 options to him concurrently with the amendment and extension of Mr. Bernstein’s service agreement, which Mr. Bernstein exercised in its entirety (but which has only vested in part). While these 245,609 ordinary shares have vested and therefore count towards his beneficial ownership, Mr. Bernstein lacks voting rights with respect to them, as they (along with the rest of the 1,122,782 ordinary shares underlying the March 2012 option grant to him) are being held with a trustee and are subject to the trustee’s voting authority. Besides Mr. Bernstein, none of our other directors or executive officers beneficially owns any ordinary shares (whether actual ordinary shares or shares issuable upon exercise of options).

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PROPOSAL 1:

APPROVAL OF OUR COMPENSATION POLICY

Background

Pursuant to Amendment No. 20 to the Companies Law, approved by the Israeli Knesset on November 5, 2012, or Amendment No. 20, every public Israeli company is required to adopt a compensation policy that sets forth guidelines for the compensation of its directors and other office holders (as defined in the Companies Law).

The compensation policy must serve as the basis for decisions concerning the financial terms of employment or engagement of office holders of a company, including exculpation, insurance, indemnification or any monetary payment or obligation of payment in respect of employment or engagement. The compensation policy must relate to certain factors, including advancement of the company’s objectives, the company’s business and its long-term strategy, and creation of appropriate incentives for executives. It must also consider, among other things, a company’s risk management, size and the nature of its operations.

Under Amendment No. 20, a company’s compensation committee is responsible for (a) recommending the compensation policy to a company’s board of directors for its approval (and subsequent approval by its shareholders) and (b) duties related to the compensation policy and to the compensation of a company’s office holders as well as functions previously fulfilled by the audit committee of the board of directors with respect to matters related to approval of the terms of engagement of office holders, including:

•	recommending whether a compensation policy should continue in effect, if the then-current policy has a term of greater than three (3) years (approval of either a new compensation policy or the continuation of an existing compensation policy must in any case occur every three years);
•	recommending to the board of directors periodic updates to the compensation policy;
•	assessing implementation of the compensation policy; and
•	determining whether the compensation terms of the chief executive officer of the company need not be brought to approval of the shareholders (under special circumstances).

In keeping with these requirements under Amendment No. 20, our Board of Directors has appointed a Compensation Committee, and that committee has recommended, and our Board of Directors has approved, a Compensation Policy for the directors and other office holders of our Company, in the form attached as Appendix A to this Proxy Statement, that covers the matters described in Amendment No. 20 and that is aimed at balancing between short-term and long-term incentives to the office holders of our Company.

As noted in our Report of Foreign Private Issuer on Form 6-K that we furnished to the SEC on September 11, 2013, we have engaged in discussions with representatives of our shareholders that have resulted in certain revisions to the Compensation Policy that was originally attached as Appendix A to our proxy statement for our 2013 annual general meeting of shareholders, which was submitted as Exhibit 99.2 to our Report of Foreign Private Issuer on Form 6-K that we furnished to the SEC on August 8, 2013. The text of the added provisions—as added to Sections 3.2.8 and 3.3.4 of the Compensation Policy—appears in italicized, underlined text immediately below:

3.2.8 The maximum value of the Variable Cash Compensation Component for an Office Holder shall not exceed two hundred percent (200%) of all other aggregate compensation to be received by such Office Holder (including the Fixed Cash Compensation Component and Equity Based Compensation Component (as defined below) on an annual basis. In addition, the payment to the CEO of the Variable Cash Compensation will be subject to a clear threshold relating to the Company’s operations. Because the Company’s operations are in fact the operations of its controlled subsidiaries, the payment to the CEO of the Variable Cash Compensation for any fiscal year (the “Relevant Year”) will be subject to a clear threshold relating to the operations of the Company’s controlled subsidiaries. The threshold will be the achievement of an operational profit of at least 70% of the aggregate operational profit of the Company’s controlled subsidiaries in the fiscal year immediately preceding the Relevant Year, in each case based on the audited financial statements of the Company’s controlled subsidiaries for the Relevant Year and the immediately preceding year (the “Normative Profit”). The Board may determine to exclude from the calculation of the Normative Profit non-recurring or extraordinary profits, e.g. profits resulting from the sale of a controlled subsidiary or any part of its business.

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3.3.4 Unless determined otherwise in a specific award agreement approved by the Compensation Committee and the Board, grants to Office Holders will vest gradually over a period of between three to five years; provided, however, that in no event will the vesting period after which an equity award may be exercised (and the value from such award realized by the Office Holder) be set at less than three years. The value of the equity-based compensation will be calculated on the grant date.  In addition, the exercise of the specific award shall be subject to the Company achieving the Normative Profit.

The description of our Compensation Policy, as revised, that appears in this Proposal 1 is qualified in its entirety by reference to the Compensation Policy itself, which is attached as Appendix A to this Proxy Statement.

Proposed Resolution

We are proposing the adoption of the following resolution at the Meeting:

“RESOLVED, that the Compensation Policy for the directors and other office holders of Formula Systems (1985) Ltd. attached as Appendix A to the Proxy Statement, dated October 30, 2013, with respect to the Meeting, as approved by the Board of Directors of Formula Systems (1985) Ltd. following the recommendation of its Compensation Committee, be, and hereby is, approved by the shareholders of the Company.”

Required Vote

As described above (under “Vote Required for Approval of the Proposal”), the approval of the Compensation Policy for our directors and other office holders requires the affirmative vote of shareholders present in person or by proxy and holding ordinary shares representing a majority of the votes cast with respect to such proposal. Furthermore, under the Companies Law, the approval of such proposal requires that either: (i) such majority includes at least a majority of the voting power of the non-controlling and non-interested shareholders who are present in person or by proxy and who vote on such proposal; or (ii) the total votes cast in opposition to the proposal by the non-controlling and non-interested shareholders does not exceed 2% of all of the voting power in our Company.

Board Recommendation

The Board unanimously recommends a vote FOR the foregoing resolution approving the Compensation Policy for our directors and other office holders.

WHERE YOU CAN FIND MORE INFORMATION

We report in an ongoing manner to the SEC. Our Annual Report on Form 20-F for the year ended December 31, 2012, including the auditor’s report and our audited consolidated financial statements for the year ended December 31, 2012, which we filed with the SEC on May 14, 2013, is available through the EDGAR website of the SEC at www.sec.gov. Shareholders may receive a hard copy of the Annual Report free of charge upon request by contacting Asaf Berenstin, our Chief Financial Officer, at +972-3-538-9487 or ir@formula.co.il. None of the auditor’s report, consolidated financial statements, the Form 20-F or the contents of our website form part of the proxy solicitation material.

By Order of the Board of Directors,

Guy Bernstein

Chief Executive Officer

Dated: October 30, 2013

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APPENDIX A

Compensation Policy of Formula Systems (1985) Ltd.

1.	INTRODUCTION

1.1        Legal Framework: The Israeli Companies Law, 5759-1999 (hereinafter: the “Law” or the “Companies Law”) requires the Board of Directors (the “Board”) of Formula Systems (1985) Ltd. (“Formula”) (following the recommendation of the compensation committee of the Board (the “Compensation Committee”)) to establish and adopt a Compensation Policy (the “Compensation Policy”). The terms of the Compensation Policy are and will continue to be subject to the provisions of the Companies Law, as are in amended from time to time.

1.2        Adoption of the Compensation Policy; Approval of Particular Compensation: This Compensation Policy has been approved by the Board on October 21, 2013, following the approval and recommendation of the Compensation Committee. The adoption of this Compensation Policy is also subject to the approval of Formula’s shareholders at a general meeting of shareholders (the “General Meeting”). Following the effectiveness of the Compensation Policy, the approval of the shareholders for particular compensation that deviates from the Compensation Policy may be waived in circumstances prescribed by the Companies Law.

1.3       Applicability of the Compensation Policy and Effective Date: The effective date of this Compensation Policy is the date of its approval by the General Meeting (the “Adoption Date”) and will apply to any compensation determined after the Adoption Date for Formula’s Directors, chief executive officer (“CEO”) and any other Office Holder (as defined in the Companies Law) (collectively, the “Office Holders”). The Compensation Policy will not, and is not intended to, apply to or deemed to amend employment and compensation terms of Office Holders existing prior to such date.

1.4      Term of the Compensation Policy: This Compensation Policy will be in effect for a period of three (3) years from the Adoption Date (the “Term”). Following the lapse of the Term, the Compensation Committee will reevaluate the Compensation Policy and, following its re-approval or the adoption of a revised Compensation Policy by the Compensation Committee, it will be brought again to the approval of the Board and the shareholders.

1.5       Supervision of Implementation: Formula’s chief financial officer (“CFO”) will be responsible for monitoring and the implementation of the Compensation Policy, subject to the guidance of the Compensation Committee.

1.6      Applicable Laws: The provisions and implementation of this Compensation Policy are subject to Formula’s Articles of Association and any applicable law in any territory in which Formula operates and that affects the provisions of this Compensation Policy. This Compensation Policy is based on the principles that will enable a proper balance between the desire to reward and compensate Office Holders for their achievements and the need to ensure that the structure of such compensation is consistent with the best interests and long term strategy of Formula. This Compensation Policy constitutes Formula’s Executive Officers Compensation Policy as defined in section 267a (a) of the Companies Law, and as required by the Companies Law (Amendment No. 20)-2012, and will govern and set the guidelines for the compensation plans for all Office Holders of Formula.

1.7       No Entitlement to Compensation. The adoption of this Compensation Policy will not entitle any of Formula’s Office Holders to receive any elements of compensation described herein. The elements of compensation to which an Office Holder will be entitled will be exclusively those that are determined specifically in relation to him or her in accordance with the requirements of the Companies Law and the regulations promulgated thereunder.

1.8       Timing for approval of Office Holder Compensation: The compensation of a new Office Holder of Formula will generally be determined in accordance with this Compensation Policy prior to the commencement of such Office Holder's employment with Formula. Any exception to this rule will be subject to the approval of the Compensation Committee and the Board.

1.9      Revision to Office Holder Compensation: The authorized corporate organs of Formula may, from time to time, revise the compensation of an Office Holder of Formula in accordance with the terms of this Compensation Policy and the Companies Law.

1.10   Recommendation, Review and Approval of Compensation Policy: The Compensation Committee will review the Compensation Policy, from time to time, and monitor its implementation by Formula and by the Chief Financial Officer, and may recommend to the Board and shareholders to amend the Compensation Policy as it deems necessary from time to time.

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2.	THE COMPENSATION POLICY

2.1        The Purpose:

The purpose of the Compensation Policy is to describe Formula's overall compensation strategy for Office Holders and to provide guidelines for setting compensation of its Office Holders. The Compensation Policy has been adopted in accordance with the requirements of the Companies Law

The Compensation Committee will be composed of at least three members of the Board of Directors. Each member of the Compensation Committee must meet the independence requirements established under applicable law.  All of Formula's External Directors (within the meaning of the Companies Law) will be appointed as members of the Compensation Committee, and will constitute a majority of the Compensation Committee members.  The Chairman of the Compensation Committee will be an External Director.

2.2       Principles of the Compensation Policy:

Formula’s goals in setting the Compensation Policy for the Office Holders is to attract, motivate and retain highly experienced personnel who will contribute to Formula’s growth and success in the future and enhance shareholder value.

The Compensation Policy is intended to align the need to incentivize Office Holders to succeed in achieving their goals with the need to assure that the compensation structure meets Formula’s interests and its overall financial and strategic objectives.

The Compensation Policy is also designed to offer Office Holders a compensation package that is competitive with other companies in our industry, and in particular in the IT industry.  In support of this goal, Formula's Office Holder compensation practices are designed to meet the following objectives:

(i)	Promote Formula’s long term goals, objectives, business plan, financial status, nature of business and shareholder value;

(ii)	Create appropriate incentives for the Office Holders while taking into account the risks accompanying Formula's operations and ensuring that the interests of the Office Holders are closely aligned with the interests of Formula's shareholders;

(iii)	Provide Office Holders with compensation in light of the size of Formula and its line of business;

(iv)	Create appropriate incentives to the Office Holders with the intent that they will lead to the achievement of Formula’s goals and maximization of its profits with integrity and fairness;

(v)	Establish a balance between various compensation components including long term and short term incentives as well as between fixed and variable compensation; and

(vi)	Provide increased rewards for superior individual and corporate performance, and substantially reduced or no rewards for average or inadequate performance.

2.3 Factors affecting the compensation of each Office Holder:

The specific compensation of each Office Holder will be reviewed and determined by the Compensation Committee and by the Board while considering, among other things, the following parameters:

(i)	The Office Holder’s education, qualifications, professional experience, expertise and achievements, both prior to and during his engagement with Formula;

(ii)	The Office Holder’s position and area of responsibility;

(iii)	Past compensation agreements, whether with Formula or with a different company ;

(iv)	The need for Formula to retain Office Holders with special qualifications, knowledge and experience;

(v)	Market data of peer companies , including the terms of service which are offered to the Office Holder in the relevant industry and/or in the geographic area in which he/she operates;

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(vi)	The average and median salary of Formula’s employees and service providers, and the effect (if any) of the difference between the compensation of the Office Holder and that of other employees and service providers on employment relations within Formula;

(vii)	The performance of the Office Holder compared to established goals and his or her expected contribution to Formula's future growth and profitability;

(viii)	Past experience that Formula has concerning compensation to its Office Holders and the competitive environment in which Formula operates; and

(ix)	Any requirements prescribed by applicable law from time to time.

Each of the Compensation Committee and the Board may engage compensation advisors and other professionals to assist in formulating compensation packages in line with the Compensation Policy, including, without limitation, to assist in collecting relevant data, framing the appropriate factors to be considered and evaluating the different factors being considered.

3.	COMPONENTS OF OFFICE HOLDER COMPENSATION

Formula aims to provide its Office Holders with a structured compensation packages, including competitive salaries and benefits, performance-motivating cash payout and equity incentive programs.

Some of Formula’s Directors, including the external directors within the meaning of the Companies Law, are paid (i) an annual cash retainer for Board participation and (ii) a participation fee for every meeting of the Board or its committees in which the director participates. The amount of such compensation (both annual and per-meeting) is equal to the average between the “fixed amount” and the “maximum amount” of compensation payable to a director of a company of our financial size and character in accordance with the Companies Law regulations (Rules for the Payment of Remuneration and Expenses of External Directors, 2002).

The compensation of an Office Holder may include any of the following components:

3.1        Fixed Cash Compensation (or base salary) and additional related benefits:

3.1.1     A competitive fixed cash compensation (or fee) is essential to Formula’s ability to attract and retain highly skilled professionals in the long term. The fixed cash compensation component will be an absolute number and may be linked to any index or currency (the “Fixed Cash Compensation Component”). The Fixed Cash Compensation Component will be determined by the authorized corporate organs of Formula after their review of the relevant parameters detailed in Article 2 above.

3.1.2     The Fixed Cash Compensation Component will vary among Office Holders, and will be individually determined according to the Office Holder respective performance, educational background, prior business experiences, aptitude, qualifications, role, personal responsibilities and taking into account relevant market practice as a benchmark for the specific role using a peer-group of companies. The peer-group companies will be carefully selected to provide an appropriate comparative model and will be selected based on appropriate similarities taking into account factors such as market capitalization, type of industry, location of listing, level of revenues, number of employees, location of operations, relevance of such factors to the particular executive role being compared and other factors.

3.1.3     The Compensation Committee and the Board may, from time to time, update the Fixed Cash Compensation Component of an Office Holder in accordance with the terms of this Compensation Policy and applicable law.

3.1.4     The Fixed Cash Compensation Component may also include a signing bonus, which will be considered part of the compensation package of the Office Holder. A signing bonus will be granted to an Office Holder only under special circumstances, which will be detailed in writing.

3.1.5     An Office Holder may be entitled to various additional related benefits and perquisites, which are customary to Office Holders in similar positions, such as indemnification, D&O insurance, life insurance, pension fund, social benefits, recuperation payment, training fund, sick leave, car expenses, mobile phone, vacation, travel expenses, holiday gifts, disability insurance, subscriptions to relevant literature, certain membership fees etc. Such benefits and perquisites may vary depending on geographic location and other circumstances.

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3.1.6    In the event that the services of the Office Holder are provided via a personal management or service company and not as an employee of Formula, the fees paid to such personal management or service company (or unincorporated legal person) will reflect, to the extent determined by Formula in the applicable service agreement, the Fixed Cash Compensation Component and the benefits and perquisites (plus applicable taxes such as Value Added Tax), in accordance with the guidelines of the Compensation Policy.

3.2      Variable Cash Compensation Components:

3.2.1   Office Holders other than directors will be incentivized through a program that sets performance targets based on the role of the relevant Office Holder and the scope of his or her responsibilities.  Actual payments of variable cash compensation are affected by the results of the operations of Formula business and by the Office Holder’s performance compared to the performance targets set at the beginning of each year.

3.2.2  The performance targets and the maximum variable components payable to each Office Holder (other than the CEO and chairman of the board) will be presented and recommended by Formula's CEO and reviewed and approved by the Compensation Committee, the Board and, in the case of targets and components for directors, the shareholders.  The performance targets and the maximum variable components payable to the CEO and the chairman of the Board will be presented and recommended by the Compensation Committee and reviewed and approved by Formula's Board and shareholders.

3.2.3    The variable cash compensation components may include an annual bonus, a Management by Objectives (MBO), Objective Target Bonus (OTB) and Sales Commission or other similar bonuses as applicable to each Office Holder (the “Variable Cash Compensation Components”).

3.2.4    The Variable Cash Compensation Components will be mostly based (at least 70%, for the CEO, and at least 50%, for all other executive officers) on Formula’s Key Performance Indicators (the “KPIs”), which will be determined annually by the relevant corporate organs of Formula. Formula will aim to determine the criteria by April 30 of each calendar year. Formula’s KPIs will be mostly based on quantifiable and measurable criteria. Examples of criteria which may serve as relevant KPIs for Formula are:

(i)	Various financial parameters of Formula (or its subsidiaries) performance, such as Revenues, EBITDA, Net Income, etc.;

(ii)	Execution of strategic agreements with partners or investors;

(iii)	Fund raising activities;

(iv)	Internal and external customer’s satisfaction;

(v)	Formula’s expenses and efficiency metrics; and

(vi)	Shareholder value (as measured by the market price of Formula’s ordinary shares and American Depositary Shares).

3.2.5    The remainder of the Variable Cash Compensation Components for non-Director Office Holders (up to 30%, for the CEO, and up to 50%, for all other executive officers) may be based on personal criteria which will be determined by the CEO of Formula (except with respect to the CEO, for whom the criteria will be determined by the Board). Such personal criteria will also be based, in all material respects (subject to the discretion of the Compensation Committee and the Board), on quantifiable and measurable criteria, subject to the requirements of the Companies Law.

3.2.6     KPIs and personal criteria may also be based on qualitative criteria. Examples of such qualitative criteria may include:

(i)	Changes in the area of responsibility of the Office Holder during the past year;

(ii)	Ability of Formula to engage and retain key talent in the area of the Office Holder ;

(iii)	The contribution of the Office Holder to Formula business and his cooperation with the other members of management to attain Formula’s goals;

(iv)	The satisfaction of Formula’s CEO and the Board with the performance of the non-Director Office Holders (except with respect to the CEO, in which case such satisfaction will be determined by the Board alone).

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3.2.7    The compliance of an Office Holder with the criteria set forth for such Office Holder will be determined by the Compensation Committee and the Board based on the recommendations of Formula’s CEO (except with respect to the CEO), which will detail the reasons for the recommendations.

3.2.8     The maximum value of the Variable Cash Compensation Component for an Office Holder shall not exceed two hundred percent (200%) of all other aggregate compensation to be received by such Office Holder (including the Fixed Cash Compensation Component and Equity Based Compensation Component (as defined below) on an annual basis. In addition, the payment to the CEO of the Variable Cash Compensation will be subject to a clear threshold relating to the Company’s operations. Because the Company’s operations are in fact the operations of its controlled subsidiaries, the payment to the CEO of the Variable Cash Compensation for any fiscal year (the “Relevant Year”) will be subject to a clear threshold relating to the operations of the Company’s controlled subsidiaries. The threshold will be the achievement of an operational profit of at least 70% of the aggregate operational profit of the Company’s controlled subsidiaries in the fiscal year immediately preceding the Relevant Year, in each case based on the audited financial statements of the Company’s controlled subsidiaries for the Relevant Year and the immediately preceding year (the “Normative Profit”). The Board may determine to exclude from the calculation of the Normative Profit non-recurring or extraordinary profits, e.g. profits resulting from the sale of a controlled subsidiary or any part of its business.

3.2.9     Bonus for an extraordinary transaction or effort: In addition to the bonus component described above, when an extraordinary transaction or effort is expected to take place (for example: a merger, significant acquisition, sale of subsidiary, spin-off, significant debt raise, public/private offerings, or any other specific task that seems fit to the Compensation Committee and Board), and subject to the approval of the Compensation Committee and the Board, a bonus scheme based on measurable and objective criteria may be established with respect to all or some of the Office Holders, with predetermined targets related to the extraordinary transaction.

3.2.10   Notwithstanding the above, the Compensation Committee and the Board may determine, from time to time, for other measurable criteria or reasons which will be detailed in writing, that a certain Office Holder of Formula will be entitled to a special bonus as a result of a special contribution of the Office Holder to the success of Formula. Such special bonus will be in excess of the amounts detailed above, and will not exceed the amount of the annual Fixed Cash Compensation Component.

3.3      Equity Based Compensation Component:

3.3.1     Equity compensation may be granted in any form permitted under Formula's equity incentive plans, as in effect from time to time, including stock options, restricted share units and restricted stock (collectively, the “Equity Based Compensation Component”).  Equity grants to Office Holders will be made in accordance with the terms and conditions of the equity incentive plans that are in effect at the time of the grant.

3.3.2    The Equity Based Compensation Component is aimed to align compensation of the Office Holders with the long term goals of Formula and with creating and increasing shareholder value.

3.3.3     The Compensation Committee and the Board will review each of the following parameters prior to the grant of any Equity Based Compensation Component:

(i)	The costs associated with and the economic value of the grant to such Office Holder;

(ii)	The rationale of the grant as a way to attain the long term goals of Formula;

(iii)	The terms of the grant, including the exercise price and the vesting period;

(iv)	The ratio between the Equity Based Compensation Component and the amount of Equity Based Compensation Components granted to other Formula’s Office Holders; and

(v)	Whether there are better alternatives to the long term equity-based compensation.

3.3.4     Unless determined otherwise in a specific award agreement approved by the Compensation Committee and the Board, grants to Office Holders will vest gradually over a minimal period of between three to five years; provided, however, that in no event will the vesting period after which an equity award may be exercised (and the value from such award realized by the Office Holder) be set at less than three years. The value of the equity-based compensation will be calculated on the grant date.  In addition, the exercise of the specific award shall be subject to the Company achieving the Normative Profit.

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3.3.5      The value of the vested Equity Based Compensation Components for an Office Holder (as determined on the grant date) in a given year will be limited to one percent (1%) of the outstanding share capital of Formula, for the CEO, and 0.25%-0.5% of the outstanding share capital of Formula, for all other Office Holders. The Compensation Committee and Board will also take into consideration the relationship between the aggregate value of the vested Equity Based Compensation Component and Variable Cash Compensation Component, relative to the Fixed Cash Compensation Component, in accordance with the requirements of the Companies Law. Despite the foregoing limitations, this Compensation Policy does not limit the value of the Equity Based Compensation Component at the time of exercise thereof.

3.3.6     Acceleration of Equity-Based Awards: Pursuant to the occurrence of certain events, such as a change of control or other corporate transaction (as defined in the applicable equity incentive plan) and in accordance with the original terms of the grant of the equity-based awards, the vesting of up to one hundred percent (100%) of the unvested equity-based awards granted to an Office Holder may be accelerated.

3.5      The Office Holders will be entitled to insurance and indemnification as is customary for office holders of public Israeli companies and as detailed in Formula’s Articles of Association.

3.6      Retirement Bonus:

3.6.1    The Compensation Committee and the Board may decide to grant a retirement bonus to an Office Holder (the “Retirement Bonus”). The decision of the Compensation Committee and the Board may be influenced by various factors, including the following:

(i)	The Office Holder’s position and his area of responsibility in Formula;

(ii)	The Office Holder’s tenure, employment terms, Formula’s performance and his contribution to the business and profits of Formula;

(iii)	Formula’s Performance at that time

(iv)	The circumstances, which led to the departure of the Office Holder from Formula.

3.6.2     The grant of a Retirement Bonus may be conditioned upon the execution of a waiver of the Office Holder and an obligation of the Office Holder to comply with his confidentiality and non-competition obligations toward Formula following the date of termination of his employment.

3.6.3     Any Retirement Bonus will be considered a portion of the compensation package of the Office Holder.

3.6.4     Following the decision on the retirement of an Office Holder, there will not be any change to his compensation.

3.6.5     A Retirement Bonus will not exceed an amount equal to the departing Office Holder’s annual compensation.

3.6.6     Should Formula elect to provide a departing Office Holder an advance notice for a certain period of time, such payment will not exceed an amount equal to 12 months’ pay of the departing Office Holder’s annual compensation. During such period of time, the Office Holder will be paid and may be required to continue his employment with Formula.

4.        Non-Material Deviation. In the event that the compensation to be paid to any Office Holder pursuant to this Compensation Policy in a given year exceeds, by less than ten percent (10%), the applicable percentage or amount otherwise stated herein as an annual limit for such Office Holder, this Compensation Policy will be deemed amended for the mere sake of increasing the applicable compensation limit for such Office Holder, so that the compensation to be paid will not be deemed a deviation from the terms of this Compensation Policy.

5.        Recoupment Policy: Office Holders are required to return any compensation paid to them on the basis of data included in financial statements that turned out to be erroneous and were subsequently restated during the three year period following filing thereof. In such case, compensation amounts will be returned net of taxes that were withheld thereon, unless the Office Holder has reclaimed or will reclaim such tax payments from the relevant tax authorities (in which case the Office Holder will also be obligated to return such tax amounts).

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